March 12, 2010

Jeffrey Riedler

Assistant Director

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:          Nutraceutical International Corporation

Form 10-K Filed December 10, 2009

Definitive Proxy Statement Filed January 8, 2010

File No.  000-23731

Dear Mr. Riedler:

We are in receipt of your comment letter dated February 26, 2010.  Our responses, which follow the outline of your letter, are as follows:

Form 10-K Filed December 10, 2009

Item 1.  Business, page 1

Business Strategy, page 1

1.                                       Comment:  On page 12, you disclose that over 85% of your sales are in the United States and that you are dependent to a large degree upon the success of the U.S. healthy foods channel as well as the success of specific retailers in the U.S. healthy foods channel.  On page 2, you provide the names of Whole Foods Markets, Vitamin Shoppe, Vitamin World and GNC as examples of your retailers.  If any retailer accounts for 10% or more of your revenues, please revise your disclosure to quantity the percentage of total sales attributable to that retailer.  See Item 101(c)(vii) of Regulation S-K.  If you have an agreement with any 10% or more retailer, please file a copy and revise your disclosure to describe the material terms of the agreement or provide us with a detailed analysis which supports your conclusion that you are not substantially dependent on the agreement.  Your disclosure of the material terms of the agreement should include, but is not limited to, any payment provisions, usage restrictions, exclusivity provisions, term and termination provisions.

Response:  We have noted the staff’s comment regarding the disclosure of any retailer which accounts for 10% or more of our revenues as required by Regulation S-K.  We analyze our revenue by customer on a regular basis.  We confirm to the staff that no single retailer or other customer accounted for 10% or more of our revenues during the reported periods.  We will continue to analyze our revenues by customer and should any single customer account for 10% or more of our revenues in future periods, we will then make the required disclosure under Item 101(c)(vii) of Regulation S-K.

Item 2.  Properties, page 17

2.                                       Comment:  On page 15, you disclose that you are “dependent upon the uninterrupted and efficient operation of [your] manufacturing facilities in Ogden, Utah as well as Phoenix, Arizona.”  On page 17, you disclose that you have three manufacturing facilities that you lease.  To the extent any of these leases are material, please file copies and disclose the material terms of these agreements, including, but not limited to, payment provisions, usage restrictions, term and termination provisions.  Alternatively, please provide us with an analysis which supports your conclusion that leases are not material leases.  See Item 601(b)(10)(ii)(D) of Regulation S-K.

Response:  We have noted the staff’s comment regarding the three manufacturing facilities that we lease.  We did not file copies of the leases nor disclose terms of these agreements as we determined these leases were not material.  The key facts upon which we based our analysis that these leases were not material include the following:

•                  The vast majority of our internal manufacturing takes place in owned facilities located in Ogden, Utah.  Products manufactured in the leased personal care product manufacturing facility located in Phoenix, Arizona accounted for approximately 2.1% of our revenue in fiscal 2009.  As far as the leased facilities in Ogden, Utah are concerned, products manufactured in the bulk manufacturing facility and the powder and liquid manufacturing facility accounted for approximately 3.1% and 4.7%, respectively, of our revenue in fiscal 2009.

•                  Operations within any of these facilities could be relocated to alternative facilities, which we believe are readily available, without causing material harm to the business (in other words, the operations that take place within these leased facilities are not dependent on unique characteristics of the specific leased facility).

•                  Third-party co-packers are available to perform the manufacturing operations that take place in any of the leased facilities.

•                  The two leased facilities in Ogden, Utah are both month-to-month leases while the leased facility in Phoenix, Arizona can be terminated by us at any time on 12 months prior written notice (and otherwise expires in January 2014).

•                  Rent commitments are also small relative to our overall operations, with approximate annual rent payments related to these three facilities as follows:  personal care product manufacturing ($142,000), bulk manufacturing ($93,000) and powder and liquid manufacturing ($30,000).

In future 10-K filings, we will provide clarification in our Risk Factors section that the operations in Phoenix, Arizona are not material.  Also, we will continue to evaluate any new leases for materiality and should we enter into a material lease agreement, we will file a copy of the lease and disclose the material terms of the agreement as required under Item 601(b)(10)(ii)(D) of Regulation S-K.

Part II, page 18

Item 5.  Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 18

3.                                       Comment:  You have not included a copy of the performance graph required by Item 201(e) of Regulation S-K in your Form 10-K.  Please confirm that a copy of this performance graph was included in your annual report to stockholders pursuant to Instruction 7 to Item 201(e) of Regulation S-K.

Response:  We have noted the staff’s comment regarding our performance graph and confirm to the staff that a copy of our performance graph was included in our annual report to stockholders pursuant to Instruction 7 to Item  201(e) of Regulation S-K.

Definitive Proxy Statement Filed January 8, 2010

Compensation Discussion and Analysis, page 13

4.                                       Comment:  On page 14, you disclose that your Compensation Committee “utilizes publicly available compensation data and other survey data for national and regional companies in [your] industry and market.”  On pages 16-18, for each of your named executive officers you state that your Compensation Committee reviewed the compensation for “comparable companies.”  It appears that you use this data as a reference point on which, wholly or in part, to base, justify or provide a framework for your compensation decisions.  Please provide us with draft disclosure for your 2010 proxy statement which provides all the names of the companies included in these benchmarks.  If you benchmarked against a survey in its entirety, you may provide the name of the survey.  See Question 118.05 of the Regulation S-K Compliance and Disclosure Interpretations.

Response:   We have noted the staff’s comments regarding compensation data.   We confirm in response that the Compensation Committee does not use data from comparable companies or from particular surveys as “benchmarks” to justify or provide a framework for compensation levels.   The Compensation Committee annually reviews a listing of executive compensation for public companies that we believe have some relative comparability to us; however, because we do not have any direct competitors that are public companies, the listing includes many companies that have very different business models and operating performance characteristics.   The purpose of gathering the listing is not to create a “benchmark” or provide a framework for compensation levels for our compensation practices.  Instead, the data is reviewed only to obtain a general understanding of historical compensation paid to selected executive officers at other companies (generally reflecting a one year time lag).  The Compensation Committee included a listing of companies in our fiscal 2007 proxy statement following the consulting work done by Denver Associates in 2006, who at that time acted as outside compensation consultants for our company.  The Compensation Committee did not include the listing of companies in our fiscal 2008 and 2009 proxy statements because we placed little reliance on this information in making compensation decisions in those periods. We intend to include disclosure to this effect in our fiscal 2010 proxy statement.

Additionally, we do not currently offer executives stock option awards, stock option grants, deferred compensation, employment agreements, pension benefits, change of control payments or other common executive benefits paid to many of the officers of other public companies, including those on the listing described above, and therefore the listing is not specifically used to set base compensation, justify overall compensation or provide any kind of general framework for compensation.  Further, we note that the Compensation Committee did not purchase any compensation surveys and did not benchmark our executive officer compensation against any previous executive compensation analysis (such as the one prepared by Denver Associates in 2006) in preparation of our fiscal 2009 Proxy Statement.

5.                                       Comment:  You disclose under “Performance-based Incentive Payments” general factors that may be included as a corporate objective without a specific discussion of the objectives that were established and communicated to your named executive officers.  Although you disclose that you set an Adjusted EBITDA target, rather than disclosing the target, you disclose a range in which you set your target.  In addition, in your disclosure of each named executive officer’s contribution under “2009 Executive Compensation Determinations,” you state for each officer that your Compensation Committee looked at “the important role he performed in achieving overall corporate objectives.”  Please provide us with draft disclosure for your 2010 proxy statement which provides the following for your 2010 performance-based incentive payments:

•                  the corporate performance objectives and targets;

•                  disclosure that clarifies whether you establish and communicate individual performance objectives and targets; and

•                  if established and communicated, the individual performance objectives and targets.

Please also confirm that in your 2010 proxy statement you will discuss your Compensation Committee’s evaluation of each objective at the end of the fiscal year and how the level of achievement will affect the actual bonuses to be paid.  To the extent performance is evaluated without the use of pre-established objectives or goals, please confirm that you will describe the evaluation of the executive officer with specific factors that lead to the Committee’s conclusions and describe how this evaluation will affect the actual bonuses to be paid.  To the extent that the objectives are quantified, the discussion should also be quantified.

Response:  We note the staff’s request for more detail about “Performance-based Incentive Payments.”  We confirm in response that the Compensation Committee does not establish or communicate specific corporate or individual performance objectives or targets in advance.  As stated on page 15 of our 2009 proxy statement, “we do not typically use or set hard or fixed targets but instead leave the decision to the Compensation Committee and our Board of Directors.”  The decision about whether to pay any performance-based incentive payment is, as is stated in the 2009 proxy statement, “discretionary” and made “after the end of each fiscal year and based on the audited financial statements.”  As noted in our disclosure, the Compensation Committee does make reference to an Adjusted EBITDA performance target range when determining incentive compensation.  We intend to include a clarifying disclosure in our 2010 proxy statement that the Compensation Committee does not establish or communicate specific corporate or individual performance objectives or targets in advance, and we also intend to include additional disclosure regarding the Compensation Committee’s use of the Adjusted EBITDA range.  Generally, if our company performs at the lower end of the Adjusted EBITDA range then less incentive-based compensation is approved and paid out and if our company performs at the higher end of the Adjusted EBITDA range then more is approved and paid out.  We will also clarify in our 2010 proxy statement that there are no specific factors that lead to the Compensation Committee’s conclusions for each executive officer other than those discussed in the proxy statement beneath each executive officer’s name and that the final decision for each executive officer is discretionary and not based on quantifiable data.

In connection with our responses to your comments, the company supplementally acknowledges that:

•                  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff’s comments and remain committed to generating filings that we believe are useful to investors.  As noted in our responses, we will address certain comments, as appropriate, in future filings.  Please contact the undersigned if you have any questions about the foregoing responses.

Warmest regards,

Nutraceutical International Corporation

/s/ Cory J. McQueen

Cory J. McQueen

Vice President and

and Chief Financial Officer

435-655-6066